UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Chart Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16115Q308
(CUSIP Number)

Matthijs Schoten Chief Executive Officer Broadview Holding B.V. Van der Does de Willeboissingel 13, 5211 CC 's-Hertogenbosch, Netherlands
+31 73 687 5333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

_____________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q308	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadview Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,750,852
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,750,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Solely in the capacity of Broadview Investments B.V. as the direct owner of 2,750,852 shares of the Issuer’s Common Stock (as defined herein), and based upon an aggregate of 30,754,773 shares of the Issuer's Common Stock outstanding as of July 24, 2017 (as reported in the Issuer’s most recent quarterly report on Form 10-Q).

CUSIP No. 16115Q308	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadview Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,750,852*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,750,852*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,852*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole director and sole shareholder of Broadview Investments B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,750,852*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,750,852*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,852*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the 97.4% shareholder of Broadview Holding B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments Nederland B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,750,852*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,750,852*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,852*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL International Investments Luxembourg S.à.r.l
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,750,852*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,750,852*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,852*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments Nederland B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments S.à.r.l
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,750,852*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,750,852*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,852*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL International Investments Luxembourg S.à.r.l.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Holding N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,750,852*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,750,852*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,852*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments S.à.r.l.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 9 of 12

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”), filed jointly by the persons on the cover pages hereto (the “Reporting Persons”), amends and supplements the statement on Schedule 13D filed on November 10, 2016 (as so amended, the “Schedule 13D”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Chart Industries, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio 44125.

Capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings given in the Schedule 13D.  Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. The filing of this Amendment shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background

(d)

None of the Reporting Persons or the Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons or the Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This statement is being filed as a result of recent purchases of shares of Common Stock, as described in Item 5(c), which were acquired for an aggregate purchase price of $6,047,671. The source of the funds for these purchases was the working capital of Broadview.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 10 of 12

Item 5.	Interest in Securities of the Issuer

(a)

As of the close of business on September 13, 2017, Broadview beneficially owned 2,750,852 shares of Common Stock which constitutes 8.9% of the issued and outstanding shares of Common Stock based upon an aggregate of 30,754,773 shares of the Issuer's Common Stock outstanding as of July 24, 2017 (as reported in the Issuer’s most recent quarterly report on Form 10-Q).

 (c)

During the last sixty days, the only transactions in the Common Stock of the Issuer by the persons named in response to paragraph (a) of this Item were the following open market purchases on the NASDAQ Stock Market and purchases pursuant to the counterparty exercise of sales of put options by Broadview (net of premium received) by the Reporting Persons:

Transactions in the Shares

Transaction Date	Quantity Acquired	Price (USD)
August 18, 2017	100,000	$32.35
August 31, 2017	931	$33.50
September 7, 2017	1,500	$33.50
September 8, 2017	20,000	$34.82
September 11, 2017	56,765	$35.80

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 8, 2017, Broadview entered into letter agreements with market participants (the “Counterparties”) pursuant to which Broadview granted the Counterparties put options to require Broadview to purchase an aggregate of 100,000 shares of Common Stock at a price of $35.00 per share. The put options are exercisable by the Counterparties during the period from September 8, 2017 through December 15, 2017. Unless exercised, the put options will expire on December 15, 2017. The Counterparties retain beneficial ownership of the shares subject to the put options unless Broadview purchases the shares. As consideration for the put options, the Counterparties agreed to pay Broadview a premium of $260,000.

There are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Persons.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of September 13, 2017.

BROADVIEW INVESTMENTS B.V.

By:	Broadview Holding B.V.
Its:	Managing Director

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

BROADVIEW HOLDING B.V.

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

HAL INVESTMENTS B.V.

By:	/s/ J.N. van Weichen
Name:	J.N. van Weichen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

HAL INVESTMENTS NEDERLAND B.V.

By:	/s/ J.N. van Weichen
Name:	J.N. van Weichen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

CUSIP No. 16115Q308	SCHEDULE 13D	Page 12 of 12

HAL INTERNATIONAL INVESTMENTS LUXEMBOURG S.À.R.L

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director

By:	/s/ T. Akkerman
Name:	T. Akkerman
Title:	Managing Director

HAL INVESTMENTS S.À.R.L

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director

By:	/s/ T. Akkerman
Name:	T. Akkerman
Title:	Managing Director

HAL HOLDING N.V.

By:	/s/ M.F. Groot
Name:	M.F. Groot
Title:	Managing Director

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director